UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sypris Solutions, Inc.
(Name of Subject Company (Issuer))

Sypris Solutions, Inc.
(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

871655106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey T. Gill
President and Chief Executive Officer
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky 40222
(502) 329-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Caryn F. Price, Esq.
Wyatt, Tarrant & Combs, LLP
500 W. Jefferson Street, Suite 2800
Louisville, Kentucky 40202
(502) 589-5235

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$328,484	$12.91

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 679,553 shares of common stock of Sypris Solutions, Inc., having an aggregate value of

$328,484 as of March 31, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

⁭
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
⁭	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Sypris Solutions, Inc., a Delaware corporation (“Sypris”), to exchange (the “Exchange Offer”) all vested, unexercised options to purchase shares of Sypris’s common stock that are held by eligible optionees that have exercise prices equal to or greater than $4.31 per share (the “Eligible Options”). These Eligible Options may be exchanged for shares of common stock (the “New Shares”) or for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in the Offer to Exchange Certain Unexercised Vested Options for New Vested Shares of Common Stock or New Vested Options to Purchase Common Stock, dated March 31, 2008 (the “Offer to Exchange”). The Offer to Exchange, as it may be amended or supplemented from time to time, constitutes the “Disclosure Document” and is filed as Exhibit (a)(1)(a) to this Schedule TO. An “eligible optionee” refers to all persons who are employees  or current Directors of Sypris or one of its subsidiaries as of March 31, 2008 and remain employees or current  Directors until the date on which the Eligible Options are cancelled. To receive a New Share or  New Option, eligible optionees must remain employees or current Directors through the date on which the New Shares or New Options are granted.

The information in the Offer to Exchange, including all schedules and annexes thereto, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Frequently Asked Questions" is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address.

Sypris is the issuer of the securities subject to the Exchange Offer, and the address and telephone number of its principal executive office is 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, (502) 329-2000.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of New Shares or New Options to be issued in the Exchange Offer will depend on the ratio of the Black-Scholes Merton valuations of the Eligible Options tendered by eligible optionees and accepted for exchange and cancelled, in comparison with the value of the New Shares elected by eligible optionees and/or the Black-Scholes Merton valuations of the New Options elected by eligible optionees, respectively, as applicable, using the last reported closing price of Sypris common stock as reported on the Nasdaq Global Market, prior to regular trading hours on March 31, 2008.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Frequently Asked Questions,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of Eligible Options in exchange for issuance of New Shares or New Options” and “Source and amount of consideration; terms of New Shares  or New Options” is incorporated by reference. As of March 31, 2008, there were issued and outstanding  679,553 Eligible Options.

(c) Trading market and price.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Price range of shares" is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The filing person is the issuer. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Schedule A. Information Concerning the Directors and Executive Officers of Sypris Solutions, Inc.” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Frequently Asked Questions” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights,” “Acceptance of Eligible Options in exchange for issuance of New Shares or New Options,” “Conditions of the offer,” “Price range of shares,”  “Source and amount of consideration; terms of New Shares or New Options,” “Status of options acquired by us in the offer; ” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” and “Extension of offer; termination; amendment” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

The 2004 Sypris Equity Plan is attached hereto as Exhibit 99. (d)(1) and contains information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Frequently Asked Questions” and in the section under the caption “The Offer” entitled “Purpose of the offer” is incorporated herein by reference.

(b) Use of securities acquired.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Acceptance of Eligible Options in exchange for issuance of New Shares or New Options” and “Status of options acquired by us in the offer”  is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Purpose of the offer” and “Information concerning Sypris” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Source and amount of consideration; terms of New Shares or New Options” is incorporated herein by reference.

(b) Conditions.

The offer is not conditioned on any financing contingency.

c) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2007 is incorporated herein by reference.  The information set forth in the Offer to Exchange in sections under the caption “The Offer” entitled “Information concerning Sypris” and “Additional information” is incorporated herein by reference. Quarterly and current reports that Sypris files with the Securities and Exchange Commission can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12	Exhibits.

99.(a)(1)(a)	Offer to Exchange Certain Unexercised Vested Options for New Vested Shares of Common Stock or New Vested Options to Purchase Common Stock dated March 31, 2008
99.(a)(1)(b)	Exchange Offer Letter
99.(a)(1)(c)	Form of Announcement of Program email
99.(a)(1)(d)	Standard Terms of Awards Granted Executives Under the 2008 Stock Option Exchange Program
99.(a)(1)(e)	Standard Terms of Awards Granted Employees Under the 2008 Stock Option Exchange Program
99.(a)(1)(f)	Withdrawal Form
99.(a)(1)(g)	Form of Confirmation of Receipt of Election Form
99.(a)(1)(h)	Form of Confirmation of Receipt of Withdrawal Form
99.(a)(1)(i)	Form of Reminder of Deadline Emails
99.(a)(1)(j)	Stock Value Calculator
99.(a)(1)(k)	Election Form
99.(a)(1)(l)	Form of Email Notice to Optionees
99.(a)(1)(m)	Additional Optionee Information Regarding Tax Withholding Obligations and Form of Stock Ownership
99.(a)(1)(n)	Form of Acceptance of Options for Cancellation
99.(a)(1)(o)	Form of Notice of New Shares Tendered for Tax Withholding Obligations
99.(b)	None
99.(d)(1)*	2004 Sypris Equity Plan
99.(g)	None
99.(h)	None

*	Incorporated by reference to Sypris’s Registration Statement on Form S-8 (File No. 333-114982) filed with the Commission on April 29, 2004.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sypris Solutions, Inc.

/s/     Jeffrey T. Gill

Name:  Jeffrey T. Gill

Title:   President and CEO

Date: March 31, 2008

Exhibit Index

Item 12	Exhibits.

99.(a)(1)(a)	Offer to Exchange Certain Unexercised Vested Options for New Vested Shares of Common Stock or New Vested Options to Purchase Common Stock dated March 31, 2008
99.(a)(1)(b)	Exchange Offer Letter
99.(a)(1)(c)	Form of Announcement of Program email
99.(a)(1)(d)	Standard Terms of Awards Granted Executives Under the 2008 Stock Option Exchange Program
99.(a)(1)(e)	Standard Terms of Awards Granted Employees Under the 2008 Stock Option Exchange Program
99.(a)(1)(f)	Withdrawal Form
99.(a)(1)(g)	Form of Confirmation of Receipt of Election Form
99.(a)(1)(h)	Form of Confirmation of Receipt of Withdrawal Form
99.(a)(1)(i)	Form of Reminder of Deadline Emails
99.(a)(1)(j)	Stock Value Calculator
99.(a)(1)(k)	Election Form
99.(a)(1)(l)	Form of Email Notice to Optionees
99.(a)(1)(m)	Additional Optionee Information Regarding Tax Withholding Obligations and Form of Stock Ownership
99.(a)(1)(n)	Form of Acceptance of Options for Cancellation
99.(a)(1)(o)	Form of Notice of New Shares Tendered for Tax Withholding Obligations
99.(b)	None
99.(d)(1)*	2004 Sypris Equity Plan
99.(g)	None
99.(h)	None

*	Incorporated by reference to Sypris’ Registration Statement on Form S-8 (File No. 333-114982) filed with the Commission on April 29, 2004.

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